Exhibit 99.4

Execution Version

VOTING AGREEMENT

by and among

VANCEINFO TECHNOLOGIES INC.,

GRANITE GLOBAL VENTURES (Q.P.) L.P.,

GRANITE GLOBAL VENTURES L.P.,

GRANITE GLOBAL VENTURES II L.P.,

AND

GGV II ENTREPRENEURS FUND L.P.

Dated as of August 10, 2012

VOTING AGREEMENT

VOTING AGREEMENT, dated as of August 10, 2012 (this “Agreement”), by and among VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“VanceInfo”), Granite Global Ventures (Q.P.) L.P., a limited partnership formed under the laws of Delaware, Granite Global Ventures L.P., a limited partnership formed under the laws of Delaware, Granite Global Ventures II L.P., a limited partnership formed under the laws of Delaware and GGV II Entrepreneurs Fund L.P., a limited partnership formed under the laws of Delaware (collectively, the “Shareholders” and, individually, a “Shareholder”).

WHEREAS, concurrently with the execution of this Agreement, VanceInfo, HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“HiSoft”), and Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions of therein and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into VanceInfo with VanceInfo surviving the merger as a wholly-owned Subsidiary of HiSoft (the “Merger”);

WHEREAS, as of the date of this Agreement, the Shareholders are the Beneficial Owners of the Existing Shares (as defined below); and

WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of VanceInfo to enter into the Merger Agreement, VanceInfo has required that the Shareholders agree, and the Shareholders have agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

GENERAL

Section 1.1. Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

(a) “Additional Shares” means HiSoft Shares, HiSoft ADSs or other voting share capital of HiSoft with respect to which any Shareholder acquires Beneficial Ownership after the date of this Agreement (including any HiSoft Shares issued upon the exercise of any HiSoft Options or HiSoft Restricted Stock Awards or the conversion, exercise or exchange of any other securities into or for any HiSoft Shares or HiSoft ADSs or otherwise).

(b) “Beneficial Ownership” by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by any Affiliates of such Person which are controlled by such Person and any other Persons with whom such Person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(c) “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong, Dalian, China or Beijing, China.

(d) “Covered Shares” means, with respect to any Shareholder, all of the Existing Shares and any Additional Shares, in each case, Beneficially Owned by such Shareholder as of the applicable Voting Date.

(e) “Existing Shares” means 64,438,363 HiSoft Shares and 499,082 HiSoft ADSs Beneficially Owned by the Shareholders as of the date hereof.

(f) “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

ARTICLE II

VOTING

Section 2.1. Agreement to Vote.

(a) During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms (the “Term”), each Shareholder hereby irrevocably and unconditionally agrees that at an annual or extraordinary general meeting of the shareholders of HiSoft and at any other meeting of the shareholders of HiSoft, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of HiSoft and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of HiSoft is sought (the date of any such vote, consent or approval, a “Voting Date”), such Shareholder shall, and shall cause any holder of record of its Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat in accordance with the procedures applicable to such meeting so as to ensure such Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent, and respond to each request by HiSoft for written consent, if any; and

(ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (1) in favor of the approval and authorization of, the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance, (2) in favor of any related proposal that is reasonably necessary to consummate the Merger and the transactions contemplated by the Merger Agreement which is considered at any such meeting of the HiSoft Shareholders, (3) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of HiSoft contained in the Merger Agreement, (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of such Shareholder contained in this Agreement, or (C) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or change in any manner the voting rights of any class of shares of HiSoft (including any amendments to the memorandum and articles of association of HiSoft, other than such amendments contemplated by the Merger Agreement and/or any amendments that will not (i) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or (ii) have a disproportionate adverse effect on VanceInfo shareholders relative to current holders of HiSoft Shares), (4) against any Acquisition Proposal, and (5) against any change in the composition of the board of directors of HiSoft (other than such changes contemplated by the Merger Agreement).

(b) During the Term, each Shareholder shall retain at all times the right to vote or consent with respect to its Covered Shares in such Shareholder’s sole discretion and without any other limitation on those matters, other than those matters described in Section 2.1(a), that are at any time or from time to time presented for consideration to the shareholders of HiSoft generally; provided that nothing herein shall restrict of be deemed to restrict any Shareholder from Transferring any Existing Shares or Additional Shares.

(c) During the Term, the obligation of each Shareholder set forth in this Section 2.1 shall apply whether or not either HiSoft or VanceInfo breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1. Representations and Warranties of the Shareholders. Each Shareholder hereby severally and not jointly represents and warrants to HiSoft, as follows:

(a) Capacity; Authorization; Validity of Agreement; Necessary Action. Such Shareholder (i) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction in which such Shareholder is organized or formed (in the case of good standing, to the extent the concept is recognized by such jurisdiction). Such Shareholder has the legal capacity and authority (including corporate, limited partnership, trust or other organizational power, as applicable) to execute and deliver this Agreement and perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of VanceInfo, constitutes a legal, valid and binding agreement of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) Ownership. Except as otherwise indicated on Schedule A hereto, as of the date of this Agreement, such Shareholder is the sole Beneficial Owner of and has good and valid title to the Existing Shares listed across from its name in Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, any Liens which would not prevent such Shareholder from timely performing in any material respect its obligations hereunder or arising under the memorandum or articles of association of HiSoft and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3.1(b), such Shareholder’s Existing Shares listed across from its name in Schedule A hereto constitute all of the HiSoft Shares and HiSoft ADSs (and any other options or other securities convertible, exercisable or exchangeable into or for any HiSoft Shares or HiSoft ADSs (“Options”)) Beneficially Owned or owned of record by such Shareholder. Such Shareholder has granted any proxy inconsistent with this Agreement that is still effective or has not entered into any voting or similar agreement, in each case with respect to any of such Shareholder’s Existing Shares. As of the date of this Agreement, each Shareholder, owns the HiSoft Options and HiSoft Restricted Stock Awards listed across from its name in Schedule A hereto.

(c) Non-Contravention; No Conflicts. Except as would not, individually or in the aggregate, be expected to be materially adverse to the ability of such Shareholder to timely perform any of its obligations hereunder in any material respect, (i) no filing or notice by such Shareholder with or to any Governmental Entity, and no authorization, consent, permit or approval from any Governmental Entity or any other Person is necessary for the execution and delivery of this Agreement by such Shareholder or the performance by such Shareholder of such Shareholder’s obligations herein, (ii) the execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by such Shareholder of the transactions contemplated by this Agreement, will not (1) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon its assets or properties under, any provision of (A) any contract, agreement or other instrument to which such Shareholder is party or by which any of its assets or properties is bound, (B) any charter or organizational documents of such Shareholder or (C) any judgment, order, injunction, decree or Law applicable to such Shareholder or its assets or properties or (2) require any consent of, registration, declaration or filing with, notice to or permit from any Governmental Entity.

(d) No Inconsistent Agreements. Except for this Agreement, such Shareholder has not: (i) entered into any contract, agreement or other instrument, voting agreement, voting trust or similar agreement with respect to any of the Existing Shares (other than any such agreement that may be entered into after the date of this Agreement pursuant to a proposed Transfer of any Existing Shares), (ii) granted any irrevocable proxy, consent or power of attorney with respect to any of the Existing Shares or (iii) taken any action that would constitute a breach hereof, make any representation or warranty of such Shareholder set forth in this Article III untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing in any material respect any of its obligations under this Agreement. Such Shareholder understands and acknowledges that VanceInfo is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the representations, warranties, covenants and other agreements of such Shareholder contained herein.

(e) No Action. As of the date of this Agreement, there are no proceedings, claims, actions, suits or governmental or regulatory investigations pending or, to the knowledge of such Shareholder threatened against such Shareholder that could reasonably be expected to impair the ability of such Shareholder to timely perform in all material respects its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.2. Representations and Warranties of VanceInfo. VanceInfo represents and warrants to the Shareholders that VanceInfo has all corporate power and authority to execute, deliver and perform this Agreement. The execution and delivery by VanceInfo of this Agreement, the performance by VanceInfo of its obligations hereunder and the consummation by VanceInfo of the transactions contemplated by this Agreement have been duly and validly authorized by VanceInfo and no other actions or proceedings on the part of VanceInfo are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by VanceInfo and, assuming this Agreement constitutes a valid and binding obligation of the Shareholders, constitutes a legal, valid and binding agreement of VanceInfo enforceable against VanceInfo in accordance with its terms, subject to the Bankruptcy and Equity Exception.

ARTICLE IV

OTHER COVENANTS

Section 4.1. Additional Shares. Each Shareholder agrees to notify VanceInfo of the number of Additional Shares acquired by such Shareholder after the date hereof within five (5) Business Days of such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.

Section 4.2. Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of HiSoft ADS to HiSoft Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for HiSoft Shares) is declared, in each case affecting the Covered Shares, the term “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of HiSoft into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.3. No Solicitation. Subject to Section 5.13 hereof, each Shareholder covenants and agrees with Parent that, during the term of this Agreement, such Shareholder shall not and shall use reasonable best efforts to cause any of its Representatives not to, directly or indirectly, take any action that HiSoft is otherwise prohibited from taking under Section 6.2(a) of the Merger Agreement.

Section 4.4. No Inconsistent Agreements. Except for this Agreement, no Shareholder shall (a) create or permit to exist any Lien that could prevent such Shareholder from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (b) enter into any voting or similar agreement with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by Section 2.1(a)) or (c) take any action, directly or indirectly, that could reasonably be expected to (i) result in a material breach hereof, (ii) make any representation or warranty of the Shareholders set forth in Article III untrue or incorrect in any material respect or (iii) have the effect of materially delaying or preventing such Shareholder from performing in any material respect any of its obligations under this Agreement; provided that nothing herein shall restrict of be deemed to restrict any Shareholder from Transferring any Existing Shares or Additional Shares.

Section 4.5. Documentation and Information. Each Shareholder (i) consents to and authorizes the publication and disclosure by VanceInfo of such Shareholder’s identity and holding of the Covered Shares and the nature of its commitments and obligations under this Agreement in any disclosure required by the SEC or other Governmental Entity, including, without limitation, the Joint Proxy Statements/Prospectus relating to the Merger, and (ii) agrees promptly to give to VanceInfo any information VanceInfo may reasonably request for the preparation of any such disclosure documents so long as such information is required by Law to be disclosed therein. Each Shareholder shall promptly notify VanceInfo of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect. Each of the parties hereto shall not issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of each of VanceInfo and HiSoft, except as such release or statement may be required by applicable Law or the rules and regulations of any national securities exchange or Governmental Entity of competent jurisdiction.

Section 4.6. Further Assurances. From time to time, at VanceInfo’s request and without further consideration, each Shareholder, solely in its capacity as a shareholder of HiSoft, shall take all further action, and execute and deliver or cause to be executed or delivered such additional documents, as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1. Interpretation. Unless the express context otherwise requires:

(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement (other than the Merger Agreement), instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All electronic communications from a Person shall be deemed to be “written” for purposes of this Agreement.

(b) the captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof; and

(c) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 5.2. Termination. This Agreement and all obligations of the parties hereunder (other than as set forth in the following sentence) shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the date of termination of the Merger Agreement in accordance with its terms, (iii) the effective date of any amendment to, or waiver of, any material terms or conditions contained in the Merger Agreement (including any change in the amount or form of the Per Share Merger Consideration or Per ADS Merger Consideration, a change in the Termination Date or a change to, waiver of or inclusion of any additional conditions to closing in Article VII of the Merger Agreement, or (iv) at any time upon the written agreement of VanceInfo and each of the Shareholders. Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Article V, which will survive such termination indefinitely. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach prior to such termination. All representations and warranties in this Agreement shall survive any termination of this Agreement or the Merger Agreement.

Section 5.3. Governing Law and Venue.

(a) This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of New York. Any action, claim, demand, or proceeding (a “Proceeding”) (whether sounding in contract, tort, equity or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Proceeding, and hereby irrevocably and unconditionally waives, to the fullest extent such party may legally and effectively do so, any objection which such party may now or hereafter have to the laying of venue of any such Proceeding in any such court in accordance with the provisions of this Section 5.3. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally agrees that, to the fullest extent permitted by applicable Law, service of process to such party’s address set forth in Section 5.4, and in the manner provided for notices in Section 5.4, will be effective service of process for any Proceeding in New York with respect to any matter to which such party has submitted to jurisdiction as set forth in this Section 5.3. Nothing in this

Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 5.3 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section. Each of the parties agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY OR PROCEEDING INVOLVING ANY VANCEINFO RELATED PARTY UNDER THIS AGREEMENT. Each party hereto certifies and acknowledges that (i) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other party would not, in the event of a Proceeding, seek to enforce the foregoing waiver, (ii) each party hereto understands and has considered the implications of this waiver, (iii) each party hereto makes this waiver voluntarily, and (iv) each party hereto has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.3.

Section 5.4. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery, (b) one (1) Business Day after being sent via an internationally recognized overnight courier service, (c) three (3) Business Days after being sent, postage prepaid, by registered, certified or express mail or (d) upon receipt of electronic or other confirmation of transmission if sent via facsimile (which is confirmed) or e-mail transmission prior to 5 p.m. local time of the receiving party, or on the next Business Day if sent after 5 p.m. local time of the receiving party (provided that, if sent by facsimile or e-mail transmission, such notice or other communication shall be followed within one Business Day by dispatch pursuant to one of the other methods described herein), in each case, at the addresses, facsimile numbers or email addresses (or at such other address, facsimile number or email address for a party as shall be specified by like notice) set forth below:

If to VanceInfo Technologies Inc. to:

VanceInfo Technologies Inc.

3/F Building 8, Zhongguancun Software Park, Haidian District

Beijing 100193, People’s Republic of China

Attention: Sidney Xuande

Huang Facsimile: + (86)10-8282-5058

Email: ir@vanceinfo.com

with copies (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

47/F Park Place

1601 Nanjing Road West

Shanghai, 200040

People’s Republic of China

Attention: Jeffrey Sun, Esq.

Facsimile: +86 21 6109 7022

Email: jeffrey.sun@orrick.com

and

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

USA

Attention: Richard V. Smith, Esq.

Facsimile: +1-415-773-5759

Email: rsmith@orrick.com

If to any Shareholder:

GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California 94025

USA

Attention: Jenny Lee

Section 5.5. Amendment. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by VanceInfo and each of the Shareholders.

Section 5.6. Extension; Waiver. At any time before the termination of this Agreement, VanceInfo, on the one hand, and the Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of such party’s rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 5.7. Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) constitutes the sole and entire agreement of the Shareholders or any of their respective Affiliates, on the one hand, and HiSoft or any of its

Affiliates, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 5.8. No Third-Party Beneficiaries. This Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by VanceInfo and the Shareholders and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than VanceInfo and the Shareholders) any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 5.9. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 5.10. Rules of Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 5.11. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 5.12. Specific Performance. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly each party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 5.3, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that such party will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 5.13. Shareholder’s Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Shareholders are made solely with respect to the Shareholders and the Covered Shares. Each Shareholder is entering into this Agreement solely in such Shareholder’s capacity as the Beneficial Owner of such Covered Shares. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement. Nothing herein shall limit or affect HiSoft’s rights in connection with the Merger Agreement.

Section 5.14. Several but not Joint Liability. Each Shareholder hereby agrees that such Shareholder shall be severally but not jointly liable with respect to the representations, warranties, covenants and agreements of such Shareholder pursuant to this Agreement.

Section 5.15. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in VanceInfo any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and VanceInfo shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, in each case, except provided herein.

Section 5.16. Costs and Expenses. All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

Section 5.17. Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties; provided, however, that if any of the Shareholders fails for any reason to execute, or perform such Shareholder’s obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

Section 5.18. No Agreement Until Executed. This Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on the day and year first above written.

VanceInfo Technologies Inc.

By:	/s/ Chris Shuning Chen
Name: Chris Shuning Chen
Title: Chief Executive Officer

Granite Global Ventures L.P.

By Granite Global Ventures L.L.C., its General Partner

/s/ Hany Nada
Hany Nada
Managing Director

Granite Global Ventures (Q.P.) L.P.

By Granite Global Ventures L.L.C., its General Partner

/s/ Hany Nada
Hany Nada
Managing Director

Granite Global Ventures II L.P.

By Granite Global Ventures II L.L.C., its General Partner

/s/ Hany Nada
Hany Nada
Managing Director

GGV II Entrepreneurs Fund L.P.

By Granite Global Ventures II L.L.C., its General Partner

/s/ Hany Nada
Hany Nada
Managing Director

[Signature Page to the Voting Agreement]

SCHEDULE A

Existing Shares

Shareholder	Type of Shares	Number of Shares
Granite Global Ventures (Q.P.) L.P.	Common shares of HiSoft, par value $0.0001 per share	33,518,608
Granite Global Ventures L.P.	Common shares of HiSoft, par value $0.0001 per share	572,713
Granite Global Ventures II L.P.	Common shares of HiSoft, par value $0.0001 per share	29,724,934
GGV II Entrepreneurs Fund L.P.	Common shares of HiSoft, par value $0.0001 per share	622,108

HiSoft ADSs

Shareholder	Number of Restricted Stock Awards
Granite Global Ventures (Q.P.) L.P.	0
Granite Global Ventures L.P.	0
Granite Global Ventures II L.P.	488,843
GGV II Entrepreneurs Fund L.P.	10,239

HiSoft Options

Optionholder	Number of Options
Granite Global Ventures (Q.P.) L.P.	43,073
Granite Global Ventures L.P.	741
Granite Global Ventures II L.P.	50,141
GGV II Entrepreneurs Fund L.P.	1,045

HiSoft Restricted Stock Awards

Shareholder	Number of Restricted Stock Awards
Granite Global Ventures (Q.P.) L.P.	21,546
Granite Global Ventures L.P.	361
Granite Global Ventures II L.P.	25,061
GGV II Entrepreneurs Fund L.P.	532

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